Excelsior Tax-Exempt Funds, Inc. - Exhibit 77K

At the special meetings of the Companys Board of Directors and Audit and Compliance Committee held, respectively, on January 3 and January 8, 2007, the Directors appointed
PricewaterhouseCoopers LLP as the Funds independent public accountants, to succeed Deloitte & Touche LLP
(Deloitte). This action was taken as a result of Deloittes inability to serve as the Funds independent public accountant following the sale of U.S. Trust
Corporation to the Bank of America Corporation
(Bank of America) due to Deloittes lack of independence relative to Bank of America. During the period in which Deloitte served as independent registered public accounting firm for the Funds, there were no disagreements between Deloitte and the Funds on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.